UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

ICICI Bank Limited (the Bank) has received approvals from the Reserve Bank of India (RBI), through different letters dated September 8, 2026 (received at 7:25 p.m.) permitting ICICI Prudential Asset Management Company Limited (Applicant) to acquire an “aggregate holding” of up to 9.95% of the paid-up share capital or voting rights in the following banks:

Sr. no.	Banking company
1	CSB Bank Limited
2	DCB Bank Limited
3	Kotak Mahindra Bank Limited
4	AU Small Finance Bank Limited

The approvals require the Applicant to acquire major shareholding within a period of one year from the date of RBI letters failing which, the approvals would stand cancelled.

The approvals are pursuant to the applications made in accordance with Reserve Bank of India (Commercial Banks - Acquisition and Holding of Shares or Voting Rights) Directions, 2025 dated November 28, 2025 (Master Direction). Accordingly, the term “aggregate holding” shall be construed as per the said Master Direction.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: September 9, 2026	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Leadership Team